December 26, 2018

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Acceleration – Energy Fuels Inc.
Registration Statement on Form S-3
(SEC File No. 333-228158)

Ladies and Gentlemen:

Energy Fuels Inc. (the “Company”), previously filed a request for acceleration on December 26, 2018, requesting that the United States Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (File No. 333-228158) (the “Registration Statement”) and to permit said Registration Statement to become effective by no later than 4:00 p.m. Eastern Time on December 28, 2018.

The Company hereby amends its request for acceleration and respectfully requests that pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Commission accelerate the effectiveness of the Registration Statement and to permit said Registration Statement to become effective by no later than 5:00 p.m. Eastern Time on December 26, 2018.

The Company hereby authorizes James Guttman, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact James Guttman of Dorsey & Whitney LLP at (416) 367-7376 with any questions with respect to this request.

Sincerely,

Energy Fuels Inc.

/S/ David C. Frydenlund

David C. Frydenlund
Chief Financial Officer, General Counsel
and Corporate Secretary

cc:	James Guttman, Dorsey & Whitney LLP
Richard Raymer, Dorsey & Whitney LLP